MAIL STOP 3561

December 16, 2005

Richard A. Clarke, Chairman
Good Harbor Partners Acquisition Corp.
4100 North Fairfax Drive
Arlington, VA 22203

      Re:	Good Harbor Partners Acquisition Corp.
   Registration Statement on Form S-1
   Filed November 16, 2005
   File No. 333-128351

Dear Mr. Clarke,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment four of our letter dated
October
25, 2005. In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management`s expertise. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. We note that you will hire experts to assist your management if you select a company outside of the security industry. In that event, discuss how that will affect your use of proceeds.

2. We note your disclosure on page one regarding your beliefs that there are increasing threats and a need for security solutions.
We
also note the disclosure that corporations and governments are seeking new technologies. Because you are not limited to a particular industry, please revise to clarify how the noted disclosure is relevant if you can acquire a company in any industry.
Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

Risk Factors, page 10

3. In the narrative to risk factor 17, we note that officers and directors could either purchase in the market or in the offering Class B common stock. We also note that they have conversion rights with regard to those shares. First, this discussion appears to illustrate a risk separate to that highlighted in the risk factor subheading and should be discussed in a separate risk factor if material. Second, in the appropriate section, please revise to discuss the decision making process in allowing the officers and directors to evaluate a company, perform due diligence, propose the merger to investors, yet vote any Class B shares they own against the transaction and electing conversion.

4. We note your response to comment 13 that the risk factors discussed on pages 20 - 23 should be included because management will
"focus" on the security industry. We reissue the comment. If the disclosure of the industry that you may not even acquire a company in is relevant, would the disclosure of the risks associated with all other industries they could search also be relevant and require disclosure? This creates the impression that you are going to acquire a company within the security industry.

Use of Proceeds, page 24

5. We note your response to comment 15. We note that the first due diligence line item accounts for third party expenses related to due diligence and that the second line item accounts for utilizing any research assistance or consulting. It appears that research firms or consultants could also be considered third parties. Please revise to distinguish between third parties and research firms or consultants.

Management`s Discussion and Analysis of Financial Condition, page
30

6. We note your response to comment 17. We also note the additional disclosure that based on management`s experience, the non-trust proceeds "will be sufficient to meet" the expenses of acquiring a business. Please revise to substantiate the disclosure. Has management had experience with raising pools of money having done no research or analysis and searching for a target that could be in any industry even those outside of their expertise?

Proposed Business, page 32

7. We note your response to comment 18. Please revise the document to reflect the supplemental disclosure that explains how the offering amount was determined.

8. We note your responses to comments 19 and 20. We note that the security industry specific disclosure is relevant because "management plans to focus on the security industry." Since management is not limited to the security industry, please revise to clarify if disclosure of all other industries is relevant. The industry specific disclosure and your beliefs regarding such industry appear speculative since you can acquire a company in any industry. We reissue comment 20.

9. On pages 36 and 41, we note that you believe "there are numerous acquisition candidates" for you. Please revise to clarify if you intend to mean in general or just within the security industry. If your belief is that there are numerous candidates in general, please revise to clarify how management`s experience translates to every industry.

10. We note that Class B shareholders have to declare their intention to convert before any vote takes place in order to be eligible for conversion. Please revise to clarify if shareholders can request conversion just to preserve their right and allow them to take their time to evaluate the proxy materials you will transmit. We also note your response to comment 28. Please revise to clarify that with respect to Series B shares held by existing security holders that such security holders could intentionally request conversion in order to retain the right to exercise his/her conversion rights.

Conflicts of Interest, page 49

11. We note that you will obtain an opinion from an independent investment banking firm if you decide to acquire an affiliated entity of any existing security holders. Please revise to clarify if an opinion acquired for this purpose will receive the same treatment as the opinion disclosed on page 38.

Description of Securities, page 55

12. We note your response to comment 33. We note your contention that the risk associated with HCFP`s required consent for warrant redemptions does not present a material risk because they have "advised" you that they will act in your best interest. First that conflicts with the disclosure in the third to last paragraph on page
57. Second, please revise to clarify if such advisement is documented or oral. Furthermore, discuss how your best interest will be determined by HCFP. Since your officers and directors are required to act on the company`s best interest in a redemption call, will HCFP give such decisions deference?

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Charles Johnson
	Fax #  617-248-4000

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Richard A. Clarke, Chairman
Good Harbor Partners Acquisition Corp.
December 16, 2005
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